

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

Via E-mail
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati PC
650 Page Mill Road
Palo Alto, California 94304

> **Re: IEC Electronics Corporation**
> **PRRN14A filed December 15, 2014**
> **Filed by Vintage Opportunity Partners LP** *et al*
> **File No. 1-34376**

Dear Mr. Schnell:

We have reviewed the revised filing listed above and have the following additional comments:

Revised Preliminary Proxy Statement - Reasons for this Proxy Solicitation, page 5

1. We note the new disclosure under paragraph 3 on page 5 and your assertion that the Company "summarily ignored" offers to "acquire the Company at a price that would have offered stockholders a significant premium and certain value." Provide support in the proxy statement or supplementally for your assertion that such offers were ignored.

Certain Effects of this Proxy Solicitation, page 13

2. Refer to comment 14 in our fist comment letter and your revised disclosure on page 14. Expand to provide further details about what terms of the Plans "may allow the Board" to elect not to permit the acceleration of payments following a Change in Control. Discuss the uncertainties associated with your conclusion and any litigation risk to the Company if payments are not made under the relevant plans.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions